January 27, 2009

VIA EDGAR

Mr. Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	Antigenics Inc.
Registration Statement on Form S-1
File Number: 333-156556
Filed: January 2, 2009

Dear Mr. Pitko:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated January 8, 2009, regarding the above-referenced Registration Statement on Form S-1 and refers to the specific page in Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which we are filing along with this letter. We have repeated the text of the comments by number and in bold.

Form S-1

General

1. We note that you have filed a confidential treatment request on December 19, 2008. We will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

Response: We note that the confidential treatment request (File No. 000-29089—CF#23004) was granted on January 13, 2009.

Plan of Distribution, page 2

2. Please revise your plan of distribution to describe the secondary offering of the shares of common stock underlying your convertible preferred stock. Please provide a discussion of how the shares will be distributed and subsequently resold by the selling shareholders.

Response: Per the conversation between the Staff and our outside counsel, Ropes & Gray LLP, on January 9, 2009, we have not included a discussion of how shares will be distributed and subsequently resold by the selling stockholders. Instead, we have included a discussion describing the terms of conversion for the convertible preferred stock in the Plan of Distribution section on page 3 of the Amendment.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the SEC from taking any action with respect to the filing, and we may not assert the Staff comments or declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that this letter fully responds to your concerns.

Please call the undersigned at (781) 674-4400 with any questions regarding this letter.

Best regards,

/s/ Shalini Sharp
Shalini Sharp
Chief Financial Officer